

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 1, 2016

Via E-mail
Ivan de Souza Monteiro
Chief Financial Officer
Petróleo Brasileiro S.A.
Avenida República do Chile, 65
20031-912 – Rio de Janeiro – RJ
Brazil

> **Re: Petróleo Brasileiro S.A.**
> **Form 20-F for Fiscal Year Ended**
> **December 31, 2015**
> **Filed April 28, 2016**
> **File No. 1-15106**

Dear Mr. Monteiro:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2015

Item 4. Information on the Company, page 37

Additional Reserves and Production Information, page 78

Changes in Proved Reserves, page 79

1.   You make the following two statements regarding changes in your proved reserves during the fiscal year ended December 31, 2015:

- "In 2015, our proved reserves decreased by 2,186 mmboe due to revisions of previous estimates, mostly as result of the decrease in oil prices during fiscal year of 2015."

- "In addition, our domestic proved undeveloped reserves were increased by 243.2 mmboe due to revisions to previous estimates."

Explain the underlying details of this positive revision in PUD reserves to us. Your response should address and quantify the decrease in PUD reserves due to lower oil prices, if any, as well as the increases due to "revisions to previous estimates" attributable to factors other than prices.

Operating and Financial Review and Prospects, page 88

Results of Operations, page 92

2.   We note that your results of operations were impacted by the depreciation of the real against the U.S. dollar and the decrease in the price of crude oil. For example, material changes in your revenues and costs were attributed to various factors, including foreign currency translation effects and lower crude oil prices. Revise your discussion in future filings to quantify, to the extent practicable, the effect of each causal factor that you cite for material changes in your financial statements. Your revised variance analysis should fully explain the changes between periods for each year presented. Please provide us with a draft of your proposed disclosures. Refer to Item 5.A.1 of Form 20-F and, for further guidance, section III.B.4 of SEC Release No. 33-8350.

Critical Accounting Policies and Estimates, page 109

Impairment of Crude Oil and Natural Gas Producing Properties, 114

3.   Disclosure in your filing states that the recent decline in international crude oil and gas prices have resulted, and may result, in substantial write-downs. Expand your disclosure to qualitatively and quantitatively address material implications to your financial statements of uncertainties associated with the methods, assumptions, and estimates underlying the process through which you assess proved properties for impairment. Your revised disclosure should describe the key assumptions used in your impairment assessment and the degree of uncertainty associated with your key assumptions. Also, address potential events that management reasonably expects could negatively affect your key assumptions. Refer to Item 5.D. of Form 20-F and, for further guidance, section V of SEC Release No. 33-8350.

Notes to the Financial Statements

Note 14 – Impairment, page F-44

4.   We note that for impairment testing purposes, you used an average Brent price per barrel of $45 for 2016 and $72 for your long term average. Please show us the internal price forecasts used as the basis for commodity prices you used for impairment testing and

explain your basis for estimating future commodity prices, including periods beyond those for which you have approved financial budgets. Specifically, tell us the number of years covered by the cash flow projections underlying your value in use calculations, how the price assumption for each year was determined and the specific crude oil prices used for each year in your projections. Your response should also describe how you determined that the assumptions on which you based your cash flow projections are consistent with past actual outcomes and explain the differences between past cash flow projections and actual cash flows. Refer to paragraphs 33, 34, and 36 of IAS 36.

Supplementary Information on Oil and Gas Exploration and Production, page F-94

Reserve Quantities Information, F-97

5.   Revise your disclosure of changes in the net quantities of proved reserves to present the total quantity of proved reserves by line item for all products (i.e., oil and gas). Refer to Item 302(b) of Regulation S-K, FASB ASC 932-235-50-4, and Example 1 in FASB ASC 932-235-55-2.

6.   Expand your qualitative disclosure following the tables detailing changes in net quantities of proved reserves to address the nature and basis for significant changes. Refer to FASB ASC 932-235-50-5 for further guidance.

Standardized Measure of Discounted Future Net Cash Flows, page F-101

7.   Expand your supplemental disclosure to include the changes in the standardized measure of discounted future net cash flows as required by FASB ASC 932-235-50-34 through 35 and reflected in Example 6 in 932-235-55-7.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources